THE SOURLIS LAW FIRM Securitsies and Corporate Attorneys

Virginia K. Sourlis, JD, MBA*	The Galleria
Philip Magri, JD+	2 Bridge Avenue
Joseph M. Patricola, JD*	Red Bank, New Jersey 07701
Daniel Kobrinski, JD, LLM+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

March 5, 2008

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: John Reynolds
Assistant Director

RE:	Sound Worldwide Holdings, Inc. Amendment No. 1 to Registration Statement on Form SB-2 File No: 333-146986 Filed on January 22, 2008

Dear Mr. Reynolds:

Below please find our responses to the Staff’s comment letter, dated February 11, 2008 (the “Comment Letter”), to the above-captioned registration statement (the “Registration Statement”) filed by our client, Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 2 to Registration Statement on Form S-1 with the SEC today (“Amendment No. 2”). A copy of Amendment No. 2 which has been marked to show changes from the originally filed Registration Statement and where the Company specifically addressed the comments in the Comment Letter, accompanies this response letter.

Also attached is the Company’s certification required in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

General

1.
Per comment #1, we have revised the signature page of Amendment No. 2 to properly reflect that Mr. Tony Ka Kin Chui is the Chief Financial Officer, Principal Financial and Accounting Officer of the Company.

Director and Officer Compensation, page 20

Employment Agreements, page 21

2.	Per comment #2, we have revised the disclosure to confirm that there is no longer a Consultant Agreement between Asian Point and Yi Kee.

Description of Business, page 26

3.	Per comment #3, we have provided support for the discussion of the PRC textile industry and the Hong Kong textile and garment industry referenced in the Registration Statement.

Unaudited Interim Financial Statements for the Six Months Ended September 30, 2007

Unaudited Pro Forma Combined Financial Statements

Notes to Pro Forma Financial Statements

Basis of Pro Forma Presentation, F-15

4.
Per comment #4, the number of shares issued in the share exchange with Freedom 3 has been stated in the unaudited condensed consolidated statement of stockholders’ equity for the period ended December 31, 2007.

Sound Worldwide Limited Audited Financial Statements for the Year Ended March 31, 2007

General

5.	Per comment #5, the financial statements have been updated and a current consent of the independent accountants has been filed as an exhibit to Amendment No. 2.

Consolidated Statement of Cash Flows, F-5

6.	Per Comment #6, bank borrowings and repayments have been revised and shown on separate line items.

Notes to Consolidated Financial Statements

7.	Per Comment #7, the notes have been revised.

Summary of Principal Accounting Policies

Revenue Recognition, F-8

8.	Per Comment #8, the accounting policy on revenue recognition has been revised.

9.	Per Comment #9, that the Company does not accept any product returns and the amounts of returns were immaterial for the relevant periods. The accounting policy on revenue recognition was revised.

Item 26. Registered Sales of Unregistered Securities, page 52

10.	Per comment #10, we have revised the disclosure.

ACKNOWLEDGEMENT

I, Roger K.W. Fan, the President and Chief Executive Officer of Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Company’s Form on S-1/Amendment No. 2 (File No.: 333-146986) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 3rd day of March 2008.

SOUND WORLDWIDE HOLDINGS, INC.

By:	/s/ ROGER K. W. FAN
Roger K. W. Fan President and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)